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                                                                    EXHIBIT 99.5

         WIPRO TECHNOLOGIES Q2 EARNINGS CONFERENCE CALL (EVENING CALL)
                                OCTOBER 17, 2003

MODERATOR: Ladies and Gentlemen, thank you for standing by and welcome to the Wipro earnings for quarter ending September 30, 2003 conference call. At this time, all participants' are in a listen-only mode. Later we will conduct a question and answer session. Instructions will be given at that time. If you should require assistance during the call, please press * then 0. As a reminder this conference is being recorded. I would now like to turn the conference over to our host, Mr. Ramasubbu, please go ahead.

RAMASUBBU: Good morning ladies and gentleman, and good evening to the participants across the globe. I am Sridhar Ramasubbu and along with Lakshminarayana and Anjan in Bangalore we handle the Investor interface for Wipro. We extend our warm welcome to all the participants from US, UK, and elsewhere in the globe to Wipro's second quarter results and earnings call for the period ended September 30, 2003. We have with us today Mr. Azim Premji, Chairman and Managing Director, Mr. Suresh Senapathy, CFO, who will comment on the US GAAP results for the quarter ended September 30, 2003. We are joined by Mr. Vivek Paul, Vice Chairman, Mr. Suresh Vasvani, President Wipro Infotech, Mr. Vineet Aggarwal, President Wipro Consumer Care and Lighting, Mr. Raman Roy, Chairman Wipro Spectramind, and other senior members of the management team who will be happy to answer the questions you have.

Before we go ahead with the call, let me draw your attention that during the call we might make certain forward-looking statements within the meaning of the Private Securities Litigation Reforms Act, 1995. These statements are based on management's current expectations and are associated with uncertainty and risks, which could cause the actual results to differ materially from those expected. These uncertainties and risk factors have been explained in detail in our filings with the SEC in the USA. Wipro does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date of filing thereof. The call is scheduled for one hour. The presentation of the second quarter results will be followed by a question and answer session. The operator will walk you through the procedure for asking questions. The entire earnings call proceedings are being archived and transcripts will be made available after the call at www.wipro.com. Over to Bangalore, ladies and gentleman, Mr. Azim Premji, Chairman and Managing Director, Wipro.

AZIM PREMJI: Good morning to all of you. Your board of directors in the meeting held this morning approved the accounts for the quarter ended September 30, 2003. Our results have been mailed to those registered with us and are also available on our website. Let me share with you some of our thoughts on our performance and our prospects.

Revenues grew smartly across all segments of our global IT services business. This robust sequential growth was in every business sector, each geography, and every service line. Combined with the strength that our India, Asia-Pacific, and Middle East IT business demonstrated, Wipro crossed the $1 billion annualized revenue run rate in its IT

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business. Within global IT business our technology business grew sequentially by
16%, and the enterprise business by 12%. If you were to look at different service lines, technology infrastructure services grew sequentially by 36%, business process outsourcing grew sequentially by 22%, and package implementation grew sequentially by 19%. On the profitability front, improvement in utilization and increased cost efficiencies offset the impact of rupee appreciation resulting in our operating margins being broadly at the same level as they were in the quarter ended June 30, 2003.

During the conference call in July I spoke of how our strategy to be a comprehensive IT solutions provider was beginning to be reflected in our operations. The trend gained momentum in the last quarter. We continued to be successful in selling new and enhanced services to our existing customers and to our new customers. More importantly, we have been able to leverage the consulting skills and resources from our acquisitions in the energy and utilities practice and securities practice to other business practices. The potential for further synergies is significant and we are accelerating steps to realize this potential. Looking ahead, we expect robust volume growth across all business segments. Customer interest in the use of offshore services continues to be high. The pricing environment is encouraging. We witnessed a modest rise in pricing last quarter and the trend of better pricing for new customers continues. However, we are aware that the mix of customers and service lines can impact quarterly realization. Further continued appreciation of the rupee puts significant pressure on business profitability.

In summary, we believe that the current environment provides exciting opportunities and interesting challenges. We are well positioned to seize the opportunities and manage the challenges to create superior shareholder value. I will now request Suresh Senapaty, our CFO, to comment on the financial results before we take questions.

SURESH SENAPATY: Good evening ladies and gentlemen in India, and good morning to all of you in US. Mr. Premji shared our thinking on the business environment; I will touch upon a few aspects of the financial and operational significance. During the quarter ended September 30, 2003, we had a sequential revenue growth of 14.2% in our IT global services and product segment. This is comprised of 13.4% sequential revenue growth in the software services and about 21.8% sequential growth in the IT enabled services. The 13.4% growth in the software services component was driven by a 10.8% growth in the volume combined with a 0.1% increase in our realization rates of work performed offshore, and a 2.2% increase in our realization rates for work performed onsite at our client's offices. The growth in our IT enabled services business was primarily due to growth in the volume of business coupled with higher price realization of 2.7%. We have given an increase of approximately 12% in offshore compensation in Wipro Technologies effective October 01, 2003. This increased compensation cost will be reflected in our results commencing from the quarter ending December 31, 2003. Rupee appreciation continues unabated. We have minimized the impact of this appreciation on our financial results by proactive hedging and as of September 30, we have forward covers in excess of $150 million. For the quarter ending December 31, 2003, we anticipate that we will continue to see volume led growth with prices moving in a narrow

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band. We shall endeavor to offset this increase in compensation cost through an increase in the volume of offshore services, higher productivity, and prudent cost management. We expect to retain operating margins at current levels excluding the probable impact of appreciation of the rupee. We will now be glad to take questions.

MODERATOR: Ladies and gentlemen, if you wish to ask a question, please press * and then 1 on your touchtone phone. You will hear a tone indicating you have been placed in queue. You may remove yourself from queue at any time by pressing the pound key. If you are using a speakerphone, please pick up the hand set before pressing the numbers. Once again, if you do have a question please *1 at this time. Our first question comes from the line of Mr. Moshe Khatri of SG Cowen, please go ahead.

MOSHE KHATRI: Hi good morning. First actually wanted to commend you on the improving transparency of your financials, specially look at the presentations that you sent out this morning. I wanted to first start with looking at some of the one time items that we saw this quarter, obviously we had a $2 million loss form Nervewire, there is the amortization charges by $1.5 million, and it seems that there is also some sort of a currency benefit of 2.7 million. I want to know if there is anything missing there in terms of the list of one times items if you will?

SURESH SENAPATY: I think that pretty much covers the entire thing.

MOSHE KHATRI: Okay. And then looking at the utility business from AMS, can you give us an update on the profitability of that operation?

SURESH SENAPATY: Yeah, only one more thing I want to explain that whatever that amortization part is come up concerned, it is not a one time but it will have recurring impact.

MOSHE KHATRI: Okay.

SURESH SENAPATY: Yeah, please go ahead.

SUDIP: Well, you know the overall AMS business has been a profitable business in terms of the the way we track that business, but I think the real story there is what we are getting in terms of synergies between the utilities consulting business and the earlier existing utilities business. We have already won new customers through the combined efforts of the utilities practice, which is now both consulting and existing services together. Also, we have been able to sell offshore services to some of our consulting clients. So, we think that the overall satisfaction we have on the way the integration has progressed, it is very good at this point in time.

SURESH SENAPATY: See initially our objective is whenever we do an acquisition to track it separately for first few quarters, and then after when the synergies flows in it is actually forged into the entire practice. For example, the utility practice that we acquired from AMS, the team leader from there is a team leader for the entire utility practice for Wipro

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Technologies. So, whatever efforts have been put in there it is joint effort and the value of that comes into the entire utility practice, therefore we don't track it as a separate Line of Business any longer, but gets into a complete utility practice per se.

MOSHE KHATRI: So are we seeing right now that the utility practice is generating margins in line with the corporate average for the company or this is still below at this point?

SURESH SENAPATY: At this point in time it will still be below because as you know the revenue that we acquired was 100% onsite revenue and therefore till such time we generate enough offshore revenue, this point my colleague said that we have already started getting value for it, but it is not commensurate with the revenue on the onsite that it will can be margin in line with the Wipro Technologies operating margins.

MOSHE KHATRI: Okay, and then I have also noticed that you broke out returns on invested capital for some of the units internally, but I have not seen the number or the metric for your global IT services and products division. Do you have that number?

SURESH SENAPATY: In terms of the capital deployed?

MOSHE KHATRI: Yes.

SURESH SENAPATY: You know if you look at the return on the capital employed for Wipro Technologies for the half year ended 2003, it will be about 41%. The Indian and Asia-Pacific IT services and products would be 32%,the return on capital employed, and the consumer care and lighting would be about 93%.

MOSHE KHATRI: Okay, and then two more questions very quickly, you had a sequential decline in SG&A expense, right now it is about 15.4% of sales. Can you give us a feel whether this is sustainable going forward? And then finally, comment on the trends that you are seeing in your India and Asia-Pacific IT services and products division, specifically the profitability trends you are seeing there, and may be your future plans for this operation, thanks.

SURESH SENAPATY: Yeah, so far as the SG&A expenses are concerned though there has been a decline compared to the last quarter it is still higher than the previous the same quarter. Our objective is not to freeze that for long term but to be able to optimize and make sure that we start getting this value for it before we start spending, and we have got a good growth and by keeping it and by not increasing the SG&A in the same rate we have been able to drop those particular rates. And going forward, we will continue to invest wherever it is required, and there will be optimization scopes with respect to SG&A expenses, for example, one particular item, line item that we had was, reserving for our receivables, we had about 1% hit on that in Q1, but we have reduced it to only 0.1% in the last quarter ending September. Because we have improved our DSOs by about 9 days, and going forward our objective would be to you know get out of those expenses which are not very fruitful, but continue to invest wherever there are potential in terms of getting the revenues.

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Coming to my colleague Mr. Suresh Vaswani, who heads our Indian and Asia Pacific business, will explain about the Middle East and Asia Pacific IT business.

SURESH VASWANI: See on the India Asia-Pacific specific business, I am just going back a little historical, we have been transforming ourselves from being a product centric company and largely having services around products to being a much more end-to-end IT services player. So, over the last two years what we have built is we have built a solution business which attracts the India Asia-Pacific and the Middle East market, we have gone into higher end infrastructure management as well as system integration around our infrastructure services, and we have expanded into Middle East and Asia-Pacific specifically Australia, Malaysia, and Singapore, and in the Middle East we are addressing the UAE markets and the Saudi Arabian markets. Our solutions growth has been very good, we have sort of doubled the revenues for the same period this year via-a-vis last year. Our Middle East operations have grown well. We have opened open a second office in Saudi Arabia from our first office that we opened up a year and a half ago in UAE. We have today more than 200 people deployed in the Middle East and focus on the Middle East, and that business is beginning to build good traction. So, you know, basically the business is now moving, I mean if I look at the performance of last quarter, our services growth, our growth in the services and solutions space has been good at roughly 22% on a year-on-year basis and a 15% growth on a sequential basis. So, basically services solutions is the thrust, services solution is the thrust in the Asia-Pacific and Middle East, and we are getting good traction including Indian markets.

SURESH SENAPATY: Just to supplement that in terms of profitability, operating margin for the last quarter was 7%, but as you know the service and solution part of that business is about 34%, we typically have much higher operating margin in the service and solution part as opposed to the product part. Our focus is more and more services and we use products as a trojan horse to be able to get into more and more customer acquisition kind of thing. Middle East and Asia Pacific is something that we have been there about last one and half to two years, and we are building momentum there and because of that at this point in time, it is still not profitable, the Middle East part is profitable but not the total solution business part, but by the end of this year we will exit with a profitability is what the expectation is.

MOSHE KHATRI: Can we assume then that the overall operating margin in that business will start finally maybe expanding from where it is today? You said it was 7%, I think, in your press release it says it was 5% operating margin, but is there, I mean, should we assume here that you are maybe de-emphasizing the product side of the business and then you are emphasizing the solutions and services part of the business.

SURESH VASVANI: Let me answer that question. I think it is a reasonable expectation that our operating margins on that part of the business will improve because we have so far making investments and we have built up the solutions business in India, Asia Pacific, and Middle East virtually from scratch. So, we have been in an investment mode. So, it is a reasonable expectation that operating margins will look up in that business. But at the same time, you know, we are not necessarily de-emphasizing the hardware part. We

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are focussing on the domestic business with our hardware, we are focussing on more profitable business. It is enabling us, the hardware business, to build really deep relationship with customers, and it enables us to drive our IT infrastructure management business better. So, just to give you an example, we have more than 200 customers in India who have infrastructure management, or facilities management contracts with us, and that becomes, and these 200 customers becomes a potential for us to grow our business further on the software side as well as in the consulting side. So, we are focussed on the hardware business, but we are focussed on the profitable part of the hardware business. We are using the hardware as a leverage for us to build traction with high-end accounts, with large accounts, as well as to build a substantial services base. So, the story that we have in India, you know, in short, is really end to end, and we are virtually able to address the core IT part of customers requirements, whether it is IT infrastructure, whether it is services, whether it is software, whether it is consulting.

MOSHE KHATRI: Great, thanks a lot.

MODERATOR: We have a question from the line of Rahul Dhruv of Citi Group. Please go ahead.

RAHUL: Hi good evening. I had some followup questions from the morning. One was, you know, we are now seeing a relatively stable environment for pricing and margins and I guess in this environment the strength of the business model should come out, the fact that, you know, Wipro is the only true end to end player in terms of having ITO, BPO, as well as software services, are we seeing more and more deals which are clubbed like the way we saw one of the, like the way we saw Lehman earlier this year, any of such end to end deals coming in?

VIVEK: Actually there have been deals like that, maybe Sudip you can talk about not by name but at least a couple of examples.

SUDIP BANERJI: Yes, actually we have recently found large number of customers coming to us with a end-to-end deals which have components of all the services lines that we are offering, and we have been offering that for the last few years. We have been winning some contracts, I mean, I won't be able to give you specific customers details, but it is fair to expect that going forward we will have several such customers who will give us business across services lines.

RAHUL: Would I put it the other way round, what percentage of additional business or fresh business is coming in end-to-end form?

VIVEK: Maybe another way to quantify is that if you look at all three accounts that we started in Wipro Spectramind were all three existing Wipro Technologies accounts. So, I think, you know, we don't spent a lot of time partitioning who gets the credit for what, but clearly there are, you know, a lot of cross penetration opportunities available.

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RAHUL: Sure, one other question I had was, you know, during the quarter you had a huge amount of increase in the subcontracted consulting business from whatever around $10 million, of course this is a low margin business, when you give the guidance for the next quarter, what do you really factor for this segment.

LAKSHMINARAYANA: Basically what we look at is that the need for such niche consulting services primarily depends on a specific project. So, while there is a roll out which has certain elements on it, that is not something we sort of typically project and we don't give any breakup of our guidance anyway. But if you look at it historically, it has varied between 4 and 7 million dollars on a quarterly basis.

RAHUL: Sure, one last question I had was Vivek in the morning call mentioned that you know as an attrition and hiring and the rupee are the two major challenges that you are looking at. Do you think going forward there could be an environment where inability to get laterally, inability to get people laterally could hurt or stunt growth?

VIVEK: Well I think that it depends on where you are on the ladder. The good news is we are pretty high up on the ladder. So, I think that from our perspective we don't view that as a limiter, but I think that the reality is if you are a moderate or a lower rung company, I think you got to be challenged right now, because particularly if you have signed a lot of deals at low prices for long terms, you know the good thing about our revenue is that we have signed no deals that have some massive downsides in the future, the good news is that we have signed no deals with BOT (Build-Operate-transfer) that will go away, you know, in a year and year and a half, I mean that is all clean business, and I think that the guys sitting at the lower down the rungs they are going to have to unfortunately face more of that penalty of that war for talent.

RAHUL: And could this attrition result in probably an environment where we could have not one but two pay hikes in a year or you know an environment where you may have to go mid year and again raise salaries?

VIVEK: Absolutely, I think that not generally across the board, but I think in pointed fashion definitely. So, I think that you know for example, you know, you do a one salary hike and that kind of covers the whole range, but you find that say a particular area like a PeopleSoft skill set that is now for some reason just going up much higher. So, I would say that general salary increases, no, but point salary increases, probably yes.

RAHUL: Okay, thank you very much.

MODERATOR: We have a question from the line of Manoj Singla with JP Morgan, please go ahead.

MANOJ: Yeah hi, good evening once again. My first question relates to the pricing, it was heartening to see a pricing increase quarter-on-quarter on the onsite and flat offshore, when we give our guidance for next quarter and looking slightly beyond that, what is the outlook on pricing that we have, both onsite and offshore?

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SURESH SENAPATY: Well Manoj we have said that it will move in a narrow band, because what we have said is also heartening that some of the new customers that we are getting are at marginally better prices than our existing price realization, but there could be change in the mix, there could be change in the service offerings, because as you know that the value added service have higher realization than the other, but the mix change could happen and therefore on a quarter to quarter it is difficult to be precise, but we think it will move in a narrow range.

MANOJ: Sure, and when we have guidance for the next quarter, what have we built into our forecast?

SURESH SENAPATY: We have built it mostly with volume driven.

MANOJ: Okay sure. And secondly as you come to the end of the year, we will probably get in the re-negotiation season, we regularly any negotiations with most of our customers, when we go back to or when we discuss it with customers are we looking for price hikes, further price cuts, what is it that we are going to customers with, where are we on this?

VIVEK: Well I think that you know your question sort of on the one hand assumes that everything will happen at the end of the year and not just how are we doing, so let me strike that up, actually, a. It is not end of the year, I think we do have price negotiations through the whole year. I think that I would say about may be three months ago we started seeing a situation where we did not have to give price declines, and I think that while that may not be 100% of the case, but I think generally speaking, we do expect price stability to may be a little bit of upside.

MANOJ: Okay sure thanks.

MODERATOR: We have a question from the line of James Fessel with Janney Montgomery Scott, please go ahead.

JAMES: Basically, I am wondering if there has been any consideration towards divesting some of the non-strategic businesses such as the customer consumer care and lighting business?

SURESH SENAPATY: We have been disclosing these lines of business separately and we are seeing those businesses are delivering about 16-17% operating margins, the return on capital employment as last quarter has been 90% plus. So, the point what I am making is that the IT business today is more than 90% of our total revenue. For example, the combined IT revenue for Wipro for the last quarter has been about $265 million, which has crossed a billion dollar revenue on an annualized basis. Now, the balance is Wipro Consumer Care, which is again coming out separately in terms of operating margin, return on capital employed, etc. So, today it operates as a almost an independent business

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but in case it is so required for it to be structured differently, we have a open mind to it. At this point in time, it works independently without an strong overhead structure on the profit, and therefore we have contained in this particular manner.

JAMES: Okay, sounds good, and another question would be you know in looking at the different kind of services provided by the global IT services and products segments and Indian Asia-Pacific IT services and products, would you characterize the services in a similar type services?

VIVEK: Yes, I think it has a slightly higher bias towards system integration, but it is definitely very similar.

JAMES: Indian Asia-Pacific has higher system integration?

VIVEK: Correct.

JAMES: Okay thanks.

MODERATOR: We have the question from the line of Ashish Thadani of Brean Murray, please go ahead.

ASHISH: Good evening, a couple of questions, I will start on the revenue side. Given the need to hire, train, and house IT services professionals, what is the fastest rate at which revenue can realistically grow over the next couple of years assuming that demand remains strong and pricing is essentially flat. Would the infrastructure imposed sealing be 30% or 40% or something outside of this band?

VIVEK: You know it is something that we have been actually working through over the last few weeks. I don't think we have an answer on that yet, except to say that we don't think it is a hurdle, or we don't think it is a constraint partly because we faced the same problem earlier, three years ago we were 3000 people, if we were told by somebody that in 3 1/2 years we would be 25,000; we would have gone Wow! There is no way we could do that, but we did it. So, my own sense is that it is a problem to be overcome but not a deal breaker.

ASHISH: Okay, so it is not a choke point to growth.

VIVEK: No.

ASHISH: Okay. Second point, would you breakdown one or two reasons for the decline in the quarter-on-quarter global IT margin given the fact that utilization was not an issue, pricing was not an issue, and then as we go forward what would the outlook be for this figure, what would be a reasonable near term objective, because this has yet to stabilize it appears.

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LAKSHMINARAYANA: If you look at the gross margin sequentially they have sort of declined 1.8%, primarily caused by the impact of the rupee appreciation, which is about 1.3%. There is a minor change in the onsite offshore mix, which impacted by about 0.2%. The increase in other cost primarily due to the niche consulting kind of a charge that we need and that is 0.3%. These three have contributed to gross margin decline of about 1.8% on a sequential basis, and that has been primarily overcome through improvement in SG&A.

ASHISH: That is very helpful. And a final question this might be for Raman Roy, we have seen some excellent progress on the utilization. Is it when do you think Spectramind can actually reach and sustain average of two shifts a day?

RAMAN: That really will be a little downstream, because of the function of getting to two-shift utilization would be a function of getting online business from other geographies that are different from the US geographies and getting a substantial mix of business that has a delay in terms of turn around time. A two shift utilization therefore would be something as a good objective within the 12-18 months time frame.

ASHISH: And what might that do to your underline margin expectations for Spectramind?

RAMAN: It will have a favorable impact on margins, you know, it gets balanced out with the rate realization that you get from that kind of business, and you know some of the deferred business that would help you get shift utilization now, may be a low margin, low realization business. So, it depends on what that mix is, obviously it could be favorable, it is very difficult to you know put a number to that.

SURESH SENAPATY: But let me take this opportunity to clarify that this shift utilization that you are talking about are quarter end utilization, so which means you really take an average, it will be a little lower.

ASHISH: Okay, so the 1.88 is a quarter end.

SURESH SENAPATY: Right. Similarly last quarter end was 1.67, the average therefore would be somewhere in between.

ASHISH: Understood. Thank you.

MODERATOR: We have a question from the line of Steve Pasko with Andor, please go ahead.

No Response.

Our next question comes from the line of Moshe Khatri of SG Cowen, please go ahead.

MOSHE KHATRI: First of all a question on, one, can we talk a bit about the competitive landscape, this is a topic that was pretty hot last quarter and quarter before that,. Two,

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wanted to just get some more details on Spectramind, may be you can give us an update on the number of clients you have in there, and also may be you can also comment on pricing as well as the profitability in that business going forward. Thanks.

RAMAN: Well we have at this point of time we have 17 customers in production. At Wipro Spectramind we have added 3 new customers compared to 2 new customers that we added last quarter. At the end of last quarter we had 51 different processes running for our customers, and at the end of this quarter we had 60 different processes running for the customers. We ar 8492 colleagues as a part of Wipro Spectramind business, an addition of about 2030 over 6462 that we had at the end of last quarter. Our margins are in line with the margins of our overall business that we have reported. Pricing continues to be soft. We continue to while there is a little amount of sanity if I may use the term, in the market place, but we continue to see pricing being given by people that we think is not commercially viable in short or medium term and that continues to be a challenging environment. The attrition rates for our business while we saw 1% drop in the attrition rates from 13% to 12%, it continues to be the single biggest challenge for us to get in these people and replace and still deliver to the global service levels that our customers expect from us. Anything else I can tell you?

VIVEK: Yeah, the second question on the competitive landscape we have our president of enterprise solutions Mr. Sudip Banerjee to explain that.

SUDIP: Well, there are two types of competition that we are seeing where you know we have our peers in the Indian market place and also some of our global peers who are now setting up back end operations in India. I think, both sides are actually growing up in the same direction in terms of offering a range of services. So thus we are meeting most of our competitors from the international segment in all the deals that we are currently fighting for in the market place. We think that the competitive landscape will continue to have a large number of players both from our own peer group here in India as well as international competition, and this should probably be true for the next few quarters going forward.

VIVEK: And let me add to that, on the technology piece of the business. I think that our biggest competitor really is internal development versus external, and there our big competition is a) either company does it themselves or b) wants a build, operate, transfer joint venture model. I would say that generally speaking we lose out on every deal of BOT and JV variety because we just don't see them as being necessarily conducive to long-term wealth creation. So, when I am doing any of the BOT or JV out there what we are looking at is being able to work with customers to work collaboratively with their centers. We have been successful in that. I think that virtually every major company that has shop in India has also given work to us on the technology. So, in that respect I think clearly it is challenging, it is challenging on pricing, challenging on volumes, but it is something that we have been working through pretty successfully.

MOSHE KHATRI: Thanks.

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MODERATOR: We have a question from the line of Mahesh Vaze with SSKI Securities.

MAHESH: Hi. In the morning you mentioned that some of the indiscipline in the pricing is coming from the international competition. Some time ago one of the leaders of your international competitor had made a statement that they will be aggressively looking at cutting the profitability of Indian vendors. I want to understand, is there a pattern to it. Is there a plan behind it, or is it just lack of understanding of offshore process.

VIVEK: I think that, where we see these vendors playing is with their existing customers where they have existing relationships where the deal sizes maybe large. That is where we see them. So we see them still being more in defensive mode than offensive mode, and maybe it is just lack of understanding of where they could price it, may be they do cost plus whatever operating margin they get in the US and say that is the price, I don't know what their mechanism for that is, but it is something that is only in a particular segment of the market and it is something that we see fairly low pricing on.

MAHESH: Secondly, some time ago our sales strategy was focussed on recruiting lots of locals and trying to penetrate markets, which had some setback. So, what is the current strategy now, are we still looking at recruiting locals or there are more Indians now.

VIVEK: Well, I think that just to sort of distinguish, you know, first and foremost, what we were recruiting in the local markets was not necessarily technical talent, most of which we got from acquisition, but was sales and account management talent. We continue to stay on course in terms of having a healthy mix. We were never 100% local hire, we are not that today. In terms of the setback, I am assuming that you are referring to a couple of people who left us, couple of people leaving us frankly makes no difference to a large corporation with the depth of bench that we have. So, we continue to be completely unchanged on that track.

MAHESH: One last question for....

VIVEK: In fact, Senapaty is reminding me that one of them in fact left and has become what could be one of our largest clients.

MAHESH: Okay. One last question for Mr. Senapathy, there has been some increase in the tax rate sequentially, what is the reason and what is the kind of tax rate we are looking at going forward.

SURESH SENAPATY: Yes, you know, typically you, last quarter we had some write back on tax and therefore it was a little 1% lower. We typically, when you do tax provision you typically do an estimate for the year and based on that and ETR you make a provision, so I think that has been worked out on that basis. So I suppose going forward the tax rates would not swing beyond 100 basis points plus or minus.

MAHESH: Thanks a lot.

MODERATOR: We have a followup question from the line Rahul Dhruv of Citi Group, please go ahead.

RAHUL: Hi. I had one last question and this is on the price increase that Vivek mentioned in the morning call that you know you have selectively seen some clients actually, existing clients give you a price increase, what would have helped drive home that point, would it be supply constraints or would it be inflation or it will be just the clients willingness that okay over three year period we have not given a hike, so we will probably give a hike right now.

SUDIP BANERJI: You know the clients from where we have got price increase are those with whom we have been having long engagements. What we found is that when we are able to establish our credibility with those clients over a range of services, with very high quality execution, we have a case to go back to them and ask for those increases. As Vivek had mentioned earlier, the market situation is a little different and clients are not grudging us that increase, particularly in cases where we are able to clearly distinguish the performance of our services vis-a-vis what anybody else could have offered in the market place. So, that is what has led us to get some increases in some of the cases that we have been successful last quarter.

RAHUL: And, what could have been the range like, I mean, 3%, 5%, what kind of increase did you manage to get.

SUDIP: Well I am afraid I can't talk about the range, what I can say is that we have got some price increases from some clients during the quarter.

RAHUL: Thank you very much.

MODERATOR: If there are any additional questions, please press *1 at this time. We do have a question from the line of Carmel Gerber of Weisel, please go ahead.

CARMEL: Hi. I have a couple of questions I don't think were addressed yet. I was wondering if you could comment on the change in billable head count and bill rates and if you can comment on the number of offsite billable head count, I mean onsite versus offshore billable head count.

VIVEK: I can give you the offshore head count as 71% and onsite head count is 29%, and I am sorry we could not quite hear the first part of your question on pricing I think it was on change in billable head count. We improved our utilization by 1% and we increased our net, and we added net employees of 3000 of which 1000 were in IT and 2000 were in business process outsourcing business.

Did I miss any part of your question?

CARMEL: If you could also talk about bill rates, changes in bill rates.

VIVEK: Changes in bill rates, Lan will give you that data.

LAKSHMINARAYAN: Yeah, the billing rates for IT business have increased by 2.2% for onsite projects and has been flat as far as the offshore projects are concerned. This typically reflects about, you know, for offshore projects we have a rate of about $3902 per person month, and for onsite project it is $10301 per person month.

CARMEL: Great, thank you.

MODERATOR: There are no further questions at this time, please continue.

VIVEK: Sridhar, are there any questions right now.

SRIDHAR: No, there are no more questions at this point in time, so we should end the call right?

VIVEK: Yes.

SRIDHAR: Thank you very much for your participation, and if you have any further questions do call me on my cell phone or give a email at sridhar.ramasubbu@wipro.com. For your convenience you also have digitized CP available till November 7. Thank you very much.